Exhibit 4(c) (xix)

Effective Date: 1 November 2023

EMPLOYMENT AGREEMENT

(1) SMITH & NEPHEW UK LIMITED

and

(2) JOHN ROGERS

This employment agreement (the “Agreement”) is between:

(1)	Smith & Nephew UK Limited whose registered office is at Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE, UK (“we”, “us”, “our” or the “Company”);and
(2)	John Rogers (“you”).
A

This Agreement sets out the terms and conditions that apply to your employment with us. There are other provisions relevant to your employment which are available on our intranet, which we may change from time to time. If there is any conflict between them and this Agreement then this Agreement prevails.

B	The final section of the Agreement sets out definitions and general provisions that apply throughout the Agreement.
1.	THE APPOINTMENT
1.1

You are employed by us as Chief Financial Officer designate of Smith & Nephew plc from 1 December 2023. You will cease to be Chief Financial Officer designate and will take up the Chief Financial Officer role with effect from the date of departure of the current Chief Financial Officer.

1.2

We can make reasonable changes to your job title, your duties and responsibilities provided always that such changes do not diminish your status and responsibilities in your role as a Chief Financial Officer or substantially alter the capacity and role in which you are employed. We will consult with you prior to making any such changes during the ordinary course of your employment (excluding any period of suspension or while on garden leave).

1.3

You will, subject to being appointed in accordance with the Articles of Association of Smith & Nephew plc, serve as a director of Smith & Nephew plc, and hold office subject to the provisions of the Smith & Nephew plc’s Articles of Association. Save as provided in clause 5.3 below, nothing in this Agreement shall be taken to exclude or vary the terms of the Articles of Association as they apply to you as a director of Smith & Nephew plc, which shall prevail in the event of any conflict with the terms of this Agreement.

1.4	You must:
(a)	comply with all of the Group’s rules, policies and procedures, including but not limited to our Code of Conduct and the Group Finance Manual;
(b)	carry out all of your duties and functions consistent with your role including accepting any directorship or other position of responsibility in the Group;
(c)	exercise all the powers and comply with all instructions in connection with the business of the Group that we reasonably require, and
(d)	use your reasonable endeavours to promote the interests of the Group.
1.5

You will report to the board of Smith & Nephew plc and shall at all times promptly give to the board of Smith & Nephew plc (in writing if so requested) all information, advice and explanations as it may reasonably require in connection with matters relating to your employment under this Agreement or with the business of the Group. You will comply with all reasonable directions from, and all rules and regulations from time to time laid down by, the Company and Smith & Nephew plc and their respective boards of directors and anyone duly authorised by them.

1.6	You must comply with any restrictions that we may properly impose on you.
2.	HOURS OF WORK
2.1	Our normal office hours are currently 9 am to 5 pm Monday to Friday but you are expected to work whatever hours we reasonably require of you.
2.2

We acknowledge that the duration of your working time is not measured or predetermined and that you can determine it yourself. Nevertheless, if the Working Time Regulations 1998 do govern your working hours, you agree that if required you will work in excess of an average 48 hour working week and that you therefore agree to opt-out of the 48 hour average limit set out in those Regulations.

3.	PLACE OF WORK
3.1

Your normal place of work is at Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE, UK and we will not move it without your prior written agreement which shall not be unreasonably withheld if the new location is within reasonable commuting distance of your home at the time. However, we may require you to work elsewhere within or outside the United Kingdom on a temporary basis.

3.2	You are required to travel in the United Kingdom, Europe or worldwide as part of your duties.
3.3	For the purposes of Part I of the Employment Rights Act 1996, it is not expected that you will be required to work outside the United Kingdom for more than one month at a time.
4.	WARRANTIES
4.1

You represent and warrant that you have complied with all appropriate legal obligations and have not been charged or (to your knowledge) investigated with regard to any offence other than minor traffic violations or other, similar misdemeanours unrelated to your work. In particular, you warrant that you have not been prohibited from being a director or been charged with any offence involving dishonesty or violence.

4.2

You represent and warrant that you have the right to work in the United Kingdom without any additional approvals. You are required to keep us updated with any change to your personal details and immigration status. We may provide your data to the UK Border Agency to enable us to fulfil the legal obligations of any member of the Group.

4.3

You represent and warrant that, by entering this Agreement or performing any of your obligations under it, you are not in breach of any obligation neither to any third party, including a restrictive covenant, nor of any court order or any other legal obligations.

5.	SALARY
5.1

Your basic annual salary is £725,000. The salary accrues daily and is payable in equal monthly instalments in arrears on or before the last working day of each month. The salary shall be subject to such deductions as the Company is authorised or required by law to make (including for tax and National Insurance).

5.2	Your salary will be reviewed not less than annually on or about 1 April. The first review date for you will be 1 April 2025. We are not under any obligation to increase it at each review.
5.3	There is no additional remuneration for any directorship, trusteeship or other position of responsibility that you may hold in the Group.
6.	EXECUTIVE CASH AND SHARE INCENTIVE PROGRAMS
6.1

You will be eligible to participate in such cash and share incentive programmes as the Board, in its absolute discretion, may from time to time determine, subject to the rules of the relevant programme(s) as in force from time to time. You will be given a brochure outlining the current programmes, the details of which may be changed or replaced from time to time.

6.2

In line with the Remuneration Policy, under the current arrangements, you will be eligible to participate in the Smith & Nephew Annual Bonus Programme (ABP) where at target performance your award opportunity is 107.5% of base salary and at maximum at 215% of base salary (50% is paid in cash and 50% deferred into shares (an award is granted to you under the Smith & Nephew Deferred Bonus Plan in respect of the deferred element) that vest after three years). Actual award levels are dependent on actual business results. The rules of the ABP scheme, the conditions as to performance, the award opportunity, the requirements as to deferral and the application of post-vesting holding periods may be changed or replaced by the Remuneration Committee at any time.

6.3

In line with the Remuneration Policy, under the current arrangements, you will be eligible for participation in the Smith & Nephew Performance Share Plan in accordance with Smith & Nephew plc’s plan provisions. Participants are currently granted an annual award over Smith & Nephew plc shares in the amount of 137.5% of base salary subject to target Company performance over three years and 275% of base salary for maximum overachievement. The actual level of vesting will be determined at the end of the three year performance and awards will be subject to a two-year post-vesting holding period. The rules of the Smith & Nephew Performance Share Plan, the conditions as to performance, the award opportunity and the application of post-vesting holding periods may be changed or replaced by the Remuneration Committee at any time.

6.4

Any such cash and/or share incentive awards may be subject to malus and clawback provisions and post-vesting holding periods and you acknowledge that these provisions may be applied in the circumstances and on the terms set out in the rules of the relevant scheme or in any applicable policy adopted by the Company. Any such cash and/or share incentive awards may be subject to the provisions of clause 28.1 of this Agreement.

6.5

You acknowledge that you have no right to receive a bonus and the Company is under no obligation to operate a bonus scheme. You further acknowledge that you will not acquire such a right, nor shall the Company come under such an obligation, merely by virtue of your having received one or more bonus payments during the course of your employment. The Company may at any time amend the terms of any bonus payment or scheme, or withdraw the scheme in its entirety. Any bonus award received (if any) shall be in such amount and subject to such requirements as to deferral as the Board, in its absolute discretion, may determine.

6.6

If your employment should terminate for any reason (including as a result of a repudiatory breach of contract by the Company) your rights to receive shares or exercise rights in relation to (or calculated by reference to) shares under any such scheme(s) will be governed entirely by the terms of the scheme(s) and you will not be entitled to any further or other compensation for any loss of any right or benefit or prospective right or benefit under any such scheme which you may have enjoyed, whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise.

7.	EXECUTIVE SHARE OWNERSHIP GUIDELINES
7.1

One of the main objectives of the suite of incentive plans is to ensure that there is strong alignment between the interests of the Group’s senior executives with those of Smith & Nephew plc’s shareholders. Therefore, in order to encourage executives to think like the shareholders of Smith & Nephew plc, there is an expectation that the Group’s senior team members will build up and maintain an appropriate level of shareholding in Smith & Nephew plc. Upon starting employment, any existing shareholdings will count towards meeting your share ownership expectations as well as any shares held by (or in respect of) your spouse or partner. For you, this means an equivalent of 200% of your salary or such other holding as may be specified in the Remuneration Policy for Smith & Nephew plc as approved by shareholders from time to time. In order to provide flexibility in the achievement of the guidelines, up to 50% of any future vested awards granted by the Company can be sold (after tax) with the remainder held until the share ownership guidelines are achieved.

8.	COMPANY CAR
8.1	You will be provided with benefits in accordance with the Company car scheme while such a scheme exists. Details of the scheme are available on the intranet, and may be changed from time to time.
9.	PENSIONS, LIFE ASSURANCE AND INCOME PROTECTION
9.1

Pensions, Life Assurance and Income Protection policy, including those described below, are subject to continuous review by the board of Smith & Nephew plc and the Remuneration Committee and may be amended from time to time at their discretion. However, you shall be eligible for cover under any such schemes or policies from time to time in force for the benefit of directors and senior executives.

9.2	Pension
(a)

The Company shall pay to you a cash supplement in lieu of a contribution to a pension which is in line with the level offered to other executive directors of Smith & Nephew plc based in the UK. The current rate is 12% of basic salary (payable in equal monthly instalments on the date the salary is paid). The cash supplement shall be subject to such deductions as the Company is authorised or required by law to make (including for tax and National Insurance). Please note that the cash supplement will be non-pensionable and non-bonusable.

(b)

The Company reserves the right to change the basis or level of the cash supplement upon giving you reasonable notice of its intention to do so and, in the event of a reduction in the level of its cash supplement in lieu of a contribution to a pension, without having to provide any benefit or compensation in lieu thereof (provided always the changed basis or reduced level is, where possible, consistent with other executive directors of Smith & Nephew plc based in the UK). The Company also reserves the right to terminate the payment of the cash supplement.

(c)	The Company will comply with the employer pension duties in accordance with Part 1 of the Pensions Act 2008. If you do not opt out of being automatically enrolled in a pension scheme provided by the Company, the cash supplement referred to above shall be reduced by the amount of any payments by the Company into the relevant pension scheme.

9.3	Life Assurance

Subject to the provisions below, we will also provide you with life assurance cover under the Smith + Nephew Stakeholder Group Death in Service Plan (the "Death in Service Plan"). The cover is provided through an insurance company (the "relevant insurer"). The benefit provided on death in service is (subject to the terms of the relevant insurer) 7x base salary.

9.4	Income Protection

Subject to the provisions below, we will make provision for an Income Protection Plan provided by an insurance company (the "relevant insurer") offering an income protection benefit, whilst you are an employee, of 75% of base pay in the event that you are unable to work due to sickness or injury after an initial period of absence of 52 weeks.

9.5

Your participation in the Income Protection Plan and the Death in Service Plan is subject always to the rules of the relevant insurer’s scheme for the time being in force (details of which are available from Human Resources) and to the approval of the relevant insurer. In the event that the relevant insurer declines to provide or continue to provide benefits, as the case may be, under the Income Protection Plan and/or the Death in Service Plan, we shall not be liable to provide any benefit or compensation in lieu thereof. Further, we shall be entitled at any time (after giving you reasonable notice and reasonable assistance in implementing alternative arrangements) to terminate the Income Protection Plan and/or the Death in Service Plan or your participation in it and/or to withdraw or change the rules or benefits of the Income Protection Plan and/or the Death in Service Plan provided that such variation withdrawal or termination applies to all our employees who are employed at a comparable level to you, in which case we shall not be liable to provide any benefit or compensation in lieu thereof. It is a condition of your participation and continuing participation that you agree to undergo any medical examinations that might be required from time to time.

10.	INSURANCE
10.1

Private health cover is provided from the date of joining for yourself, and if applicable, your spouse and any of your unmarried children who are under age 21 (or under age 24 if in full-time education). Full details will be sent under separate cover.

10.2

You will be covered by such directors and officers liability insurance policy as is in force for directors of Smith & Nephew plc from time to time. A copy of the policy is available from the Company Secretary of Smith & Nephew plc.

11.	HOLIDAYS
11.1	Our holiday year runs from 1 January to 31 December. In addition to bank holidays, you are entitled to 25 days paid holiday in each holiday year. Holidays accrue pro- rata in each holiday year.
11.2

Holidays must be taken at times agreed with your Manager. Holidays may not be carried forward from one holiday year to the next without our approval. There is no pay in lieu of untaken holiday at the end of the holiday year.

11.3

We may decide whether or not any holiday that you have taken forms part of your entitlement under the Working Time Regulations. Unless we decide otherwise, it is assumed that holidays accruing under those Regulations are taken first.

11.4	It may be necessary to set aside a certain number of days each year to cover the closure of the office at the Christmas and New Year periods and you will be informed if this is the case.
12.	EXPENSES
12.1

We will reimburse you for all business expenses that are properly and reasonably incurred and claimed by you in accordance with our expenses policy in force from time to time. If we make a company credit card available to you, you must:

(a)	take good care of it and immediately report if it is lost or stolen;
(b)	only use the card for the business of the Group and in accordance with any applicable policy; and
(c)	surrender it immediately on our request.
13.	GENERAL DUTIES
13.1

During your employment (including any period of suspension or while on garden leave) you are subject to a duty of goodwill, trust and confidence, exclusive service and good faith towards us. Without limitation, these duties require that you must not:

(a)	compete with the Group;
(b)	make preparations (during hours when you are required to work) to compete with the Group after your employment has terminated;
(c)	solicit business from customers or potential customers of the Group;
(d)	encourage employees to leave employment with the Group against the Group’s wishes; and/or
(e)	copy information relating to the Group for a purpose other than for the benefit of the Group.
13.2

If you are appointed as a director of any Group Company, you must notify that board immediately if you act (or omit to act) in a way that may amount to a breach of your obligations to the Group or if you become aware of or suspect any wrongdoing on the part of Group employees or contractors or any acts (or omissions) of third parties which might reasonably be expected to be harmful to the Group.

14.	OTHER INTERESTS
14.1

Except as agreed in writing, you must devote all of your working time to the Group. You must not undertake any activity or do anything that might reasonably be expected to affect the full and proper performance of your duties unless we agree first in writing. Without limitation, you must not undertake any other employment or hold any other office without our prior formal agreement (such agreement not to be unreasonably withheld).

14.2

You may invest in publicly traded competitors or suppliers, provided the investment is minimal in relation to your net worth, and is formally pre-authorised by the Chief Executive. Ownership of a substantial amount of stock, however, in a publicly traded competitor or ownership of an interest in a privately held company that competes with the Group is prohibited.

14.3	You confirm that you have informed us (and will continue to keep us informed) of any conflict that may exist between your (or your immediate family’s) interests and those of the Group.
14.4

You are not entitled to receive any discount, rebate, commission or other benefit in respect of business carried out by the Group (whether carried out by you or not) and you must immediately disclose to and account to us for any such benefit if you do receive it.

14.5	You must comply with our Code of Conduct at all times.
15.	MARKET ABUSE AND INSIDER DEALING
15.1

The freedom of Directors and certain employees to deal in the shares and ADRs of the Group Companies is restricted in a number of ways including by UK statute, requirements of the London and New York Stock Exchanges and US Federal Securities laws. As a result, the Company has adopted the Smith + Nephew Code of Dealing (the “Code of Dealing”).

15.2

The Dealing Code imposes restrictions to ensure that Directors, designated insiders and persons connected with them don’t abuse, or place themselves under suspicion of abusing, price sensitive information especially in periods leading up to an announcement of results or potential acquisitions or disposals of part of the business.

15.3

In view of your position you are considered to be a designated insider and a copy of the Code of Dealing will be sent to you under separate cover. You will be required to confirm that you have read and understood the Code of Dealing.

15.4

You shall comply with the UK Market Abuse Regulation and any regulations made under it, and all applicable rules made by the Financial Conduct Authority, the London Stock Exchange plc, and any other authority that regulates Smith & Nephew plc, the Company or any associated company.

Any queries in relation to the Code of Dealing or compliance with relevant law and regulation relating to insider dealing and market abuse should be addressed to the Company Secretary, Smith & Nephew plc, Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE, UK.

16.	CONFIDENTIAL INFORMATION
16.1

During the course of your employment, you will be exposed to information that is secret, confidential or commercially sensitive and which (if disclosed or used for purposes other than those of the Group) could cause significant harm to the Group. In this Agreement, that information is referred to as Confidential Information and includes without limitation:

(a)

research and development carried out by the Group (whether or not that research is complete and including the outcome of any clinical or field trials) and potential areas of research and development identified by the Group;

(b)	details of any applications for regulatory approval or clearance for any products or services developed by the Group;
(c)	the Group's intellectual property (except where this is not protected by patent or equivalent protection);
(d)	the Group's manufacturing techniques and methods and ideas for manufacturing techniques and methods;
(e)	the Group's marketing and sales strategies and plans;
(f)	potential acquisitions and disposals by the Group;
(g)	the Group's financial and sales performance;
(h)	information relating to the Group's employees and contractors including without limitation their perceived strengths and weaknesses, remuneration and contact details.
16.2

You must not use, disclose or permit to be used or disclosed (other than in the performance of your duties or as required by law) any Confidential Information. This restriction applies both during the course of your employment and following its termination except in relation to Confidential Information which has come into the public domain other than by virtue of a breach of duty by you.

16.3

You acknowledge that in the ordinary course of your employment, you will have access to price sensitive inside information (as referred to in the Code of Dealing). You agree that all such information is confidential and must not be used, disclosed or permitted to be used or disclosed except as may be necessary for the proper performance of your duties to us and in accordance with the requirements of the UK Market Abuse Regulation or the law.

16.4

We are conscious that you will have been provided with and had access to confidential information relating to your previous employment. You agree that you have not and will not use any information of a confidential nature that is the property of your previous employer (except where such information is already in the public domain) for the benefit of the Group or clients or customers of the Group. Such practice could expose us to legal action and could lead to your summary dismissal. If you have any concerns or questions about the appropriateness of the use of any information which may be of a confidential nature, you should raise this with Human Resources or the Legal Function.

16.5	The provisions of this Agreement are without prejudice to any duties and obligations of confidentiality to which you may be subject at common law or equity.
16.6

You must not make or issue any press statement or give any interview to a journalist or publish or submit for publication any article or opinion relating directly or indirectly to the Group without our prior agreement. For the avoidance of doubt, you are permitted to make public statements that you are authorised to make in the proper performance of your role without express prior written agreement from the Company.

16.7	You must not at any time make any untrue or misleading statement in relation to the Group.

16.8

Nothing in this clause 16 shall affect your right to make a protected disclosure within the meaning of Part IVA of the Employment Rights Act 1996. For the avoidance of doubt and as a non-exhaustive summary only, a disclosure is protected for these purposes if:

(a)

you have a reasonable belief that the disclosure is made in the public interest and the relevant information disclosed indicates there is, has been, or is likely to be, a criminal offence, a breach of a legal obligation, a miscarriage of justice, danger to the health and safety of an individual or damage to the environment – or that any such matter has been or is likely to be deliberately concealed; and

(b)	the disclosure is made to an appropriate body, including but not limited to a regulator or legal adviser.
16.9

Nothing in this clause 16 shall prevent you making a disclosure to the police, or disclosing information for the purpose of seeking legal, medical or professional advice (provided that you use reasonable endeavours to ensure that those professional advisers are subject to a duty of confidentiality as regards that disclosure.

17.	INTELLECTUAL PROPERTY
17.1	Due to the nature of your duties and your particular responsibilities, you recognise that You have a special obligation to further the interests of the Group.
17.2

You must disclose to us at once any idea or invention created in the manner prescribed by sections 39(1) and 39(2) of the Patents Act 1977. Any such inventions will then be dealt with in accordance with the provisions expressed in that Act.

17.3

You acknowledge that all trademarks, registered designs, design rights, copyright, database rights and other intellectual property rights (together, where registrable with the right to apply for registration of those rights, aside from those described in clause 17.2) will vest in and be our exclusive property or the exclusive property of any of the Group Companies which we nominate if they come into existence during the normal course of your employment or by using materials, tools or knowledge made available through your employment. This applies regardless of whether those rights are in existence now or come into existence at any time in the future. If required to do so (whether during or after the termination of your employment), you must sign any document and do anything necessary to vest ownership in these rights in the Group as sole beneficial owner. Where ownership does not automatically vest by Act of Parliament, you must immediately assign all your interests to the Group. You irrevocably waive all your rights pursuant to sections 77 to 83 inclusive of the Copyright Designs and Patents Act 1988.

18.	DISCIPLINE AND GRIEVANCES
18.1

You must comply with our disciplinary policy and procedure which is available on the intranet. Failure to do so is a serious breach of this Agreement. The disciplinary policy and procedure does not form part of this Agreement nor does it give rise to any contractual rights as between you and the Group. If you are dissatisfied with any disciplinary decision taken against you, you may appeal to the Chairman of the board of Smith & Nephew plc within 5 working days.

18.2	If you have any grievance relating to your employment, you should raise it in the first instance with the Chief Human Resource Officer in accordance with our grievance procedure.
18.3

We have the right to suspend you with full pay and benefits at any time to allow us to conduct a disciplinary investigation or if your dismissal is being contemplated. Suspension may be for such period as is reasonably necessary in the circumstances.

19.	INCAPACITY
19.1	If you are unable to attend work due to sickness or accident, you must inform your Manager on the first morning of absence, or as soon as is reasonably possible.
19.2

If your absence is for a period of 1 working day or more you will need to provide a self-certification form, obtainable from the Human Resources. This will cover you for a maximum of 7 calendar days, after which a doctor's statement is required.

19.3

If you are absent from work owing to illness or injury you will be entitled to salary during the period of absence in accordance with the following scale, which is our current sick pay policy, which is reviewed from time to time and may be changed at our discretion. All such payments will be subject to deduction of Statutory Sick Pay or National Insurance Sickness Benefit receivable.

Length of Continuous Service	Payment entitlement in any 12 month period

0 - 3 years	6 months full pay
6 months half pay

After 3 years	12 months full pay

19.4	Your sick pay entitlement is based on your service at the beginning of the sickness period.
19.5

The table set out in 21.3 also indicates the maximum sick pay entitlement payable in respect of one period of continuous absence as determined by our standard Company policy. Your entitlement to salary under the Company's sick pay scheme includes any benefit from the Income Protection Plan where appropriate.

19.6

At our request you will agree to undergo a medical examination performed by a doctor appointed and paid for by us. You authorise the Board and the board of Smith & Nephew plc to have access to any reports produced as a result of that examination provided that you are also shown copies of the same.

20.	NOTICE OF TERMINATION OF EMPLOYMENT
20.1	Your employment shall continue, subject to the remaining terms of this Agreement, unless and until terminated by:
(a)	the Company giving to you not less than 12 months’ notice in writing; or
(b)	if you want to resign, you giving us not less than 6 months’ notice in writing.
20.2	We may terminate your employment immediately and without any entitlement to notice under 21.1 or compensation if:

(a)	you are guilty of gross misconduct or gross negligence;
(b)	you commit any significant or intentional violation of our Code of conduct or similar applicable integrity policy within the Group;
(c)

without reasonable cause, you neglect, omit or refuse to perform all or any of your duties or obligations under this Agreement or you fail to any substantial or material extent to observe and perform the provisions of this Agreement to our reasonable satisfaction provided always that where such matters are capable of remedy, we shall not terminate pursuant to this clause unless and until we have given you 28 days’ written notice of the relevant matter requiring you to remedy the same and you have failed to do so; or

(d)

you misconduct yourself whether during or outside the course of your duties under this Agreement in such a way that in our reasonable opinion the business, operation, interests or the reputation of the Group are or are likely to be prejudicially affected, provided always that where such misconduct is capable of remedy so as to avoid such prejudicial effect, we shall not terminate pursuant to this clause unless and until we have given you 28 days’ written notice of the misconduct requiring you to remedy the same and you have failed to do so; or

(e)

you commit any criminal offence (including in particular any offence involving dishonesty or violence) other than an offence which does not in our reasonable opinion affect your position under this Agreement; or

(f)

you commit an offence under any statutory enactment or regulation or any provision of this Agreement relating to insider dealing or market abuse (whether that enactment was passed in the United Kingdom or United States of America or elsewhere); or

(g)	you become bankrupt or make or attempt to make any composition with your creditors; or
(h)	you become prohibited by law from being a director of a company or you cease to be a director of a Group Company without our consent or concurrence; or
(i)

you are guilty of any deliberate act of discrimination, harassment or victimisation on grounds of race, sex, disability, sexual orientation, religion/religious belief, gender reassignment, marriage/civil partnership or age.

20.3

The board of Smith & Nephew plc has resolved to apply Provision 18 of the UK Corporate Governance Code 2018, under which all directors will be subject to annual re-election. You will therefore be required to stand for re-election at any Annual General Meeting at which either the Articles of Association of Smith & Nephew plc require, or the board of Smith & Nephew resolves, that you should stand for re-election.

20.4	If you:
(a)	resign as a director of any Group Company without the written consent of the Board (except in circumstances where you are obliged to resign either by law or as provided under this Agreement); or
(b)	are not re-elected as a director under clause 20.3 above; or

(c)	are otherwise removed from office as a director of any Group Company (including under the Articles of Association, by resolution of the board of any Group Company);

then you shall continue to serve the Company as an employee only and the terms of this Agreement (other than those relating to the holding of the office of director) shall continue in full force and effect, but you shall have no claim against the Company by reason of any such cessation of office.

21.	PAYMENT IN LIEU OF NOTICE
21.1

We may, in our absolute discretion, lawfully terminate your employment at any time and with immediate effect by notifying you that we are exercising our right under this clause 21.1 to pay a sum (less deductions) equal to basic salary and value of benefits to which you are contractually entitled (excluding bonus, if any) which would have been payable for the notice period (or the remainder of such period) under clause 20, whether notice is given by us or by you. Your employment shall terminate on the date stated in the written notice. We may elect to pay this sum as one lump sum payment or in equal instalments on those days on which you would have received your basic salary had you continued in employment throughout your notice period.

21.2

If the Company exercises its discretion to operate clause 21.1 above by paying in instalments, you shall be under a duty to mitigate your loss by taking all reasonable steps to obtain (and commence) an Alternative Remunerated Position. You will provide the Company with such information as it may request on a monthly basis in relation to your search for an Alternative Remunerated Position. If you obtain an Alternative Remunerated Position, any remaining instalments still outstanding shall be reduced by the amount of the monthly remuneration earned by you from the Alternative Remunerated Position, and only the balance of such instalments shall be due to you. You will provide the Company with such information as it may request on a monthly basis in relation to your search for an Alternative Remunerated Position. For the purposes of this clause 21.2, “Alternative Remunerated Position” shall mean any position whether under a contract of employment, consultancy arrangement or non-executive appointment or otherwise whereby you are directly or indirectly remunerated, whether by way of salary, bonus, pension, fees, equity or otherwise. If the Company exercises its discretion to operate clause 21.1 above by paying a lump sum, you shall not be under a duty to mitigate your losses.

22.	GARDEN LEAVE
22.1

During all or part of any period of notice, and provided that we continue to pay your salary and provide the benefits (other than bonus) to which you are entitled under this Agreement (or to pay a sum in lieu of such benefits) until your employment terminates, then we are entitled at our absolute discretion during the remaining period of your notice period (or any part of such period) to place you on garden leave. You will be deemed to have taken any accrued but untaken holiday during any period of garden leave. This means that we may require you:

(a)	not to carry out all or part of your duties or to exercise your powers or responsibilities under this Agreement or require you to carry out alternative duties;
(b)	to resign immediately from any offices you may hold with the Group;
(c)	not to attend your place of work or any other Group premises;
(d)	not to have contact (including socially) with any suppliers or customers of the Group or with employees (other than socially) except as authorised by us;
(e)	to return to us all documents, computer disks and other property (including summaries, extracts or copies) belonging to the Group or to its or their customers;
(f)

to work from your home and/or to carry out exceptional duties or special projects outside the normal scope of your duties and responsibilities provided always that such special projects are appropriate to your status, skills and experience; and/or

(g)	to take or not to take all or part of any outstanding holiday during your notice period.
22.2

You will have no entitlement to bonus in respect of any period of garden leave but the Remuneration Committee may, in its absolute discretion, determine to pay you a sum in respect of bonus in respect of such period.

22.3	You acknowledge that during any garden leave you remain employed by us and the terms of this Agreement will apply.
22.4

In the event that it is agreed that any period of garden leave should come to an end and your employment terminate to allow you to commence employment elsewhere, all payments to you would then cease and you would have no right to compensation in respect of any outstanding period of notice.

23.	OTHER TERMINATION PROVISIONS
23.1

Nothing in this Agreement shall prevent us from terminating your employment, in accordance with clause 20.1, on grounds of ill-health if you are unable through health reasons (in circumstances of at least 26 week’s absence) to perform your duties, even though at the time your employment terminates you have not exhausted your full sick pay entitlement or the consequence of the termination would be to end your entitlement to any further payments under the Income Protection Plan.

23.2

On termination of your employment, your entitlement to accrued holiday pay will be calculated pro-rata. If you have untaken holiday due under the Working Time Regulations on the date your employment terminates, you will be entitled to pay in lieu of that untaken holiday (save that if you are dismissed for gross misconduct or gross negligence then that pay in lieu will be calculated at the rate of £1 per day).

23.3

On termination of your employment (or earlier if requested), you will immediately return to us all Group property in your possession or control (without keeping any copies). This obligation extends to any copies, drafts, notes, extracts or summaries

(however stored or made) of all documents and software that relate to the Group’s business. If you have stored or copied any of the Group’s data or information onto a computer, personal organiser or other electronic storage device which does not belong to the Group then you must immediately irretrievably delete that data or information and must allow us to have access to that device to verify that the data or information has been deleted.

23.4

You will immediately on termination of your employment or at any other time on request of the Board or the board of Smith & Nephew plc, resign immediately without claim for compensation as a director of any Group Company or from any trusteeship, office or appointment held by you on behalf of the Group. Any resignation which is effected under this clause  23.4  will not terminate your employment under this Agreement or amount to a breach of this Agreement by the Company.

24.	CHANGE OF CONTROL
24.1	In a change in control situation affecting Smith & Nephew plc the entitlements set out below would be payable to you where, within 12 months of that change in control:
(a)

your employment terminates due to your resignation by reason of (i) a significant diminution of role or status, (ii) a reduction in your salary or benefits, (iii) a mandatory permanent relocation; provided, however, that, in each of cases (i), (ii) and (iii) above, you resign employment within 90 days following your knowledge of such event, the Company has failed to cure such event within 30 days following the Company’s receipt of written notice by you of such event, and you have provided such written notice of such event within 30 days following your knowledge of such event; or

(b)	the Company terminates your employment as a consequence of such change in control other than in the circumstances described in clause 20.2.
●Normal twelve months’ base salary payable as a lump sum
●The Remuneration Committee will consider to what extent an annual bonus award should be made in the change of control circumstances
●Lump sum in lieu of 12 months’ car benefits and healthcare benefits based on current provision costs
●Lump sum in lieu of 12 months’ pension contribution or salary supplement, as appropriate
●Reasonable executive outplacement costs
24.2	These change in control terms supersede the notice terms and entitlement set out in the preceding clauses.
25.	RESTRICTIVE COVENANTS
25.1

At any time in the period set out in Column A below, You must not carry out the activities set out in Column B. The Column B activities, however, are subject to the provisos and limitations set out in Column C.

A (Restricted Period)	B (Restricted Activity)	C (Provisos and Limitations)
12 months from the date your	Accepting employment with or engaging, assisting or being interested in any undertaking which carries out research,	This restriction only applies where that undertaking competes with the Group.

employment with us ends	development or manufacturing of products or services in the fields of biologics, orthopaedics, endoscopy and/or wound management and treatment.
12 months from the date your employment with us ends

Accepting employment with or engaging, assisting or being interested in any undertaking which carries out marketing and/or selling of products or services in the fields of biologics, orthopaedics, endoscopy and/or wound management and treatment.

This restriction only applies where that undertaking competes with the Group and that marketing or selling takes place in a Prohibited Territory.
12 months from the date your employment with us ends	Soliciting orders or contracts from or being concerned with contracts or the supply of orders to any person who is a customer of the Group.

This restriction only applies where: (a) the orders would be supplied in a Prohibited Territory; (b) the orders relate to the supply of products or services in the fields of biologics, orthopaedics, endoscopy and/or wound management; (c) the orders are in competition with the Group; (d) that person was someone with whom (during the last 12 months of your employment) you had personal contact or were materially concerned or about whom You possessed confidential information; and (e) that person had been a customer in the last 12 months of your employment. The expression

"customer" includes a prospective customer.

12 months from the date your employment with us ends	Interfering or trying to interfere with the continuance of supplies to the Group or the terms on which those supplies are provided

This restriction only applies if the supplier is a person with whom (during the last 12 months of your employment) you had personal contact or were materially concerned or about whom you possessed confidential information.

12 months from the date your employment with us ends	Offering employment to an employee of the Group or persuading an employee to leave the Group.

This restriction only applies if: (a) the employee is engaged in an executive, managerial, sales, research or development role; and (b) during the last 12 months of your employment, you had personal contact or were materially concerned with or possessed confidential information about the employee. The expression "employee" includes consultants, non-executive directors and contractors. It is immaterial whether or not the employee leaves the Group in breach of contract.

25.2

These covenants prevent you from doing the restricted activities yourself or in any other way. You must not do them through others acting on your behalf or on your instructions or with your encouragement. You must not do them whether they are for your benefit or not.

25.3	The duration of these restrictive covenants shall be reduced by an amount equal to the time that you may be placed on garden leave by us in accordance with clause 22.

25.4	The expression "Prohibited Territory" means:
(a)	In North and South America - Canada, Mexico, Puerto Rico, Costa Rica, Brazil and the United States
(b)

In Europe - Austria, Belgium, Bulgaria, Croatia, Czech Republic, Denmark, Eire, Estonia, Finland, France, Germany, Hungary, Italy, Latvia, Lithuania, Netherlands, Norway, Poland, Portugal, Russian Federation, Slovakia, Slovenia, Spain, Sweden, Switzerland, United Kingdom.

(c)	In Asia - Brunei, China, Hong Kong, India, Indonesia, Japan, Malaysia, Myanmar, Pakistan, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand, Vietnam.
(d)	In Australasia - Australia, New Zealand
(e)	In Middle East - United Arab Emirates, Turkey, Saudi Arabia
(f)	In Africa - South Africa,

as well as any other country in which (at the date your employment terminates) the Group markets or sells products or services directly or via a distributor or agent.

25.5

If the business of the Group expands beyond the fields of biologics, orthopaedics, endoscopy and wound management/treatment then the restrictive covenants will also apply to protect those new fields of activity.

25.6

If you apply for or are offered a new employment, appointment or engagement, you must immediately bring the terms of this Agreement to the attention of the person to whom you are applying or the person making that offer.

26.	DEFINITIONS
26.1	In this Agreement, the following words have the following meanings:

Board	Our Board of Directors from time to time and any person or committee authorised by the Board to act as its representative for the purposes of this Agreement
Chief Executive Officer	The Chief Executive Officer of Smith & Nephew plc
Group Company

Smith & Nephew plc and its subsidiaries and any holding company and the other subsidiaries of that holding company (as those expressions are defined in the Companies Act 2006) together with any associated company (which means any other company in which we or our holding company or any subsidiary of ours or our holding company beneficially holds not less than 20% of the equity share capital), and Group is all or any of the Group

Companies.

Remuneration Committee

The sub-committee of the board of Smith & Nephew plc comprising non- executive directors, responsible for setting (inter alia) the pay and benefits of the executive directors of Smith & Nephew plc and executive officers of the Group.

Remuneration Policy	Shareholder-approved remuneration policy of Smith & Nephew plc as applicable from time to time.

26.2	Any reference to a statutory provision includes all re-enactments and modifications of that provision and any regulations made under it or them.

26.3	The headings in this Agreement are for convenience only. They do not form part of this Agreement and do not affect its interpretation.
26.4	Any reference in this Agreement to you, if appropriate, includes your personal representatives.
26.5	Any reference in this Agreement to we or us includes any Group Company if the context requires or if we so decide.
27.	GENERAL PROVISIONS
27.1

Any provision in this Agreement which confers any rights or powers means those rights or powers as exercised by us from time to time. Those rights or powers may be exercised by the Board or by any other person acting on our behalf and within the scope of their authority.

27.2

Any payment or benefit made to you under this Agreement is subject to and conditional on such approval by the shareholders of Smith & Nephew plc as may be required by law. The Company reserves the right to withhold or require repayment of all or part of any such payment or benefit if and to the extent that it is necessary to do so in order to comply with any regulatory or legal requirement applicable to any member of the Group.

27.3	Any reference to any rule, regulation, policy, procedure or scheme means the rule, regulation, policy, procedure or scheme that is in force and as amended from time to time.
27.4

Any rule, regulation, policy, procedure or scheme referred to in this Agreement may be varied (in whole or part) or cancelled or terminated by us at any time. We are not obliged to give any prior warning before making that variation, cancellation or termination nor are we under any obligation to compensate you for that variation, cancellation or termination, even if you are disadvantaged (financially or otherwise) as a result. We are not obliged to substitute a replacement rule, regulation, policy, procedure or scheme but, if we do provide a substitute, it may be on whatever terms we consider appropriate provided always that you shall be treated no less favourably than other senior executives of comparable status to yourself under those terms. The duty of trust and confidence shall not extend to any exercise by us of the rights and powers contained in this clause.

27.5

If any scheme provider (not limited to an insurance company) or other third party refuses for any reason to provide any benefit which is set out in this Agreement (or to provide any benefit on terms that We consider to be reasonable) in relation to you or if applicable to your spouse, partner or children then we are not liable to make any payment; provide any replacement benefit or pay compensation in lieu of that benefit. We may in our discretion challenge any refusal (and shall not unreasonably refuse your request for such a challenge) by any scheme provider or other third party to provide benefits but, if we do, it is on condition that:

(a)	You take all proper measures to appeal against the refusal in accordance with any applicable scheme and meet all reasonable costs associated with that appeal;
(b)	You co-operate fully with us and disclose all relevant personal information;
(c)	If required, you attend a medical examination with one or more medical practitioners selected and instructed by us; and

(d)	You indemnify us fully against all reasonable costs, expenses and claims incurred by us in connection with challenging that refusal.
27.6

Any provision of this Agreement which says that you must not do something means that you must not do it yourself or in any other way. You must not do it through others acting on your behalf or on your instructions or with your encouragement.

27.7	You agree to comply with all our policies and procedures including without limitation our email and internet policy and data protection policy.
27.8

Nothing in this Agreement confers any rights on your spouse, dependants, relatives or any third party except that, for the purposes of the Contracts (Rights of Third Parties) Act 1999, any member of the Group can enforce the restrictive covenants, confidentiality, intellectual property clauses and any other clause of this Agreement that purports to confer rights on any member of the Group in relation to you.

27.9	Any delay by the Group or you in exercising any of its rights under this Agreement will not constitute a waiver of those rights.
27.10

You appoint us to be your attorney (in your name and on your behalf) to execute any instrument or do anything necessary for the purpose of giving to us or our nominee the full benefit of the provisions of clauses 17 and 23.4 of this Agreement. You acknowledge in favour of any third party that a certificate in writing, which is signed by any director or secretary of the Board, or of the board of Smith & Nephew plc, stating that any instrument or act falls within the authority conferred shall be conclusive evidence that such is the case.

27.11	For the purpose of the Employment Rights Act 1996 your continuous period of employment began on the date employment under this Agreement commenced.
27.12	You may be entitled to paid leave other than that specified in clauses 11 and 19 of this Agreement. Details may be obtained from the Human Resources Department.
28.	DEDUCTIONS
28.1

You authorise us at any time during your employment or following its termination (whether or not that termination is lawful) to deduct from your wages (as that expression is defined in the Employment Rights Act 1996) any monies due from you to the Group, including without limitation the outstanding balance of any loan account; the cost of repairing any damage or loss to Group property caused by you; any overpayment of holiday pay; and any sums due by operation of any clawback or malus provisions.

29.	DATA PROTECTION
29.1

You will have access to and process, or authorise the processing of, personal data (as defined in the EU General Data Protection Regulation 5419/16 (EU GDPR), the retained EU law version of EU GDPR, as defined in section 3(10) and section 205(4) of the Data Protection Act 2018 (UK GDPR), and the Data Protection Act 2018 (together, the “Data Protection Laws”)) held and controlled by any Group Company and relating to the Group’s employees, customers and other individuals. You agree to comply with the terms of the Data Protection Laws, and the Group’s policies rules and procedures relating to the processing of personal information.

29.2

The Group Companies and their employees and agents may from time to time hold, process and disclose your personal data in accordance with the terms of the Company’s employee privacy notice and the data protection policy in force from time to time. The current versions of the applicable policies are available from the Smith & Nephew plc Company Secretary.

29.3	You agree to use all reasonable endeavours to keep us informed of any changes to your personal information.
29.4

All communications made or received by you using Group property, servers or facilities (and any electronic mails sent to and from any electronic mail address assigned to you by any member of the Group) shall remain the property of the relevant Group Company and shall be made or treated in accordance with the Group’s policies relating to computer use in force from time to time. The Company will in certain circumstances intercept, monitor and deal with communications made and received by you using Group property, or which pass through servers or networks owned, administered or otherwise lawfully controlled by the Group (including personal correspondence) in accordance with the Group’s policies relating to employee monitoring in force from time to time.

30.	COLLECTIVE AGREEMENTS
30.1	There are no collective agreements with trade unions that directly affect your terms and conditions of employment.
31.	NOTICES
31.1

Any notice to be given under this agreement shall be in writing. Notices may be delivered by hand; sent by first-class post or email. In your case, a notice will be deemed to have been validly served if it is sent to the last address that you have notified to us as being your address. In our case, any notice should be addressed to the Company Secretary of Smith & Nephew plc and should be sent to the registered office address or to their personal email address.

31.2	Any notice served by post will be deemed to have been served 48 hours after it was posted or in the case of email, 1 hour after it was sent.
32.	TERMINATION OF PREVIOUS AGREEMENTS
32.1

This Agreement, together with any other documents referred to in this Agreement, constitutes the entire agreement and understanding between the parties, and supersedes all other agreements both oral and in writing between You and us which shall be deemed to have been terminated by mutual consent as from the date of this Agreement.

32.2

You acknowledge that you have not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out in this Agreement or expressly referred to in it as forming part of your contract of employment.

33.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999
33.1

Save for the rights granted to any member of the Group as beneficiary pursuant to clause 27.8, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms. The parties to this Agreement shall not require the consent of any person who is not a party to this Agreement in order to rescind, terminate or vary this Agreement.

34.	GOVERNING LAW AND JURISDICTION
34.1	This Agreement is governed by and interpreted in accordance with English law.
34.2	The parties submit to the non-exclusive jurisdiction of the High Court of England and Wales in connection with any claim, dispute or matter arising out of relating to this Agreement.

IN WITNESS of which the parties have executed this Agreement as a Deed on the date set out above.

EXECUTED AS A DEED

Smith & Nephew UK Limited	John Rogers

Director

Signature: /s/ HELEN BARRACLOUGH	Signature: /s/ JOHN ROGERS

in the presence of	in the presence of

Signature of Witness: /s/ SIOBHAN ROWE	Signature of Witness: /s/ BELAL ATIYYAH

Name: SIOBHAN ROWE	Name: BELAL ATIYYAH